TSINGTAO
青岛啤酒

Tsingtao Beer Building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

RECEIVED
2008 JUN -2 P 1:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[redacted]

May 27, 2008

The Office of International Corporate F
The Securities and Exchange Commissi
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

08002984

SUPPL

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

PROCESSED
JUN 04 2008
THOMSON REUTERS

Very truly yours,

孙晓航

Xiaohang SUN

(Enclosure)

cc: Lu Yuan / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Lu Chai
(Sullivan & Cromwell LLP)

dw
6/3

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

May 27, 2008

A. CONNECTED TRANSACTIONS -
ACQUISITION OF THE REMAINING INTERESTS IN 24 NON-WHOLLY OWNED SUBSIDIARIES AND 100% INTEREST OF 2 OTHER COMPANIES FROM TSINGTAO BREWERY GROUP COMPANY LIMITED

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

CONNECTED TRANSACTIONS

ACQUISITION OF THE REMAINING INTERESTS IN 24 NON-WHOLLY OWNED SUBSIDIARIES AND 100% INTEREST OF 2 OTHER COMPANIES FROM TSINGTAO BREWERY GROUP COMPANY LIMITED

On 26 May 2008, the Company and TB Group entered into the Agreements, pursuant to which the Company agreed to acquire from TB Group the remaining interests held by TB Group in 22 companies, which are subsidiaries of the Company, for an aggregate cash consideration of approximately RMB76,940,000 (approximately HK$85,489,000).

TB Group is a substantial shareholder of the Company and is therefore a connected person of the Company. Hence, each of the Agreements constitutes a connected transaction for the Company under the Listing Rules.

The Company has also entered into four equity transfer agreements for the acquisition of the remaining interests held by TB Group in two other non-wholly owned subsidiaries of the Company and 100% interests in two of TB Group's wholly owned subsidiaries from TB Group within the preceding 12 months, which are required to be aggregated with the Agreements pursuant to Rule 14A.25 of the Listing Rules.

Each of the Agreements and the said four equity transfer agreements are required to be aggregated under Rule 14A.25 of the Listing Rules. As each of the applicable percentage ratios (other than the profits ratio) as defined in Rule 14A.10 of the Listing Rules in respect of all of these transactions is more than 0.1% but less than 2.5%, such transactions are subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules, but exempt from the independent shareholders' approval requirement under Rule 14A.34 of the Listing Rules. Details of the Agreements will be included in the next published annual report and accounts of the Company in accordance with Rule 14A.45 of the Listing Rules.

DETAILS OF THE AGREEMENTS

On 26 May 2008, the Company and TB Group entered into the Agreements, pursuant to which the Company agreed to acquire from TB Group the remaining interests held by TB Group in 22 companies, which are subsidiaries of the Company, for an aggregate cash consideration of approximately RMB76,940,000 (approximately HK$85,489,000). The consideration for the Sale Interests has been determined with reference to the appraised net assets value of each of

the 22 Target Companies as at 31 March 2007 by two independent PRC assets appraisal companies (based on costs, replacement costs, market valuation and/or modified base land value factor methodologies) (the "**Appraised NAV**") and the net profits of each of the 22 Target Companies for the six months ended 30 September 2007 (the "**Adjustment**"). The consideration will be funded with internal resources of the Group. The Agreements are not interconditional upon each other.

The table below sets out (1) the percentages of equity interest in the each of the 22 Target Companies held by TB Group to be transferred to the Company; (2) the amount of cash consideration payable by the Company to TB Group; (3) the Appraised NAV attributable to the Sale Interests; and (4) the Adjustment attributable to the Sale Interests are set out below:

Name of Target Companies	Percentage of equity interest in the relevant Target Company held by TB Group to be transferred to the Company	Consideration *(RMB)*	Appraised NAV attributable to the Sale Interests *(RMB)*	Adjustment attributable to the Sale Interests *(RMB)*
Target Company No. 1	5%	18,790,000	18,790,400	1,580
Target Company No. 2	5%	26,070,000	20,541,220	5,529,640
Target Company No. 3	5%	1,040,000	1,313,190	(272,970)
Target Company No. 4	6.21%	11,250,000	10,343,940	906,180
Target Company No. 5	2.27%	460,000	461,100	(360)
Target Company No. 6	5%	90,000	300,100	(207,380)
Target Company No. 7	5%	1	(2,456,400)	(535,980)
Target Company No. 8	5%	1	(438,610)	331,070
Target Company No. 9	5%	1	(545,710)	(46,150)
Target Company No. 10	5%	1	(602,150)	(74,810)
Target Company No. 11	5%	1,520,000	1,560,920	(41,270)
Target Company No. 12	5%	59,993	(15,590)	63,160
Target Company No. 13	5%	1	(868,730)	65,200
Target Company No. 14	10%	1	(1,089,860)	(210,270)
Target Company No. 15	5%	1,820,000	1,822,060	(5,330)
Target Company No. 16	5%	1,570,000	1,596,090	(21,680)
Target Company No. 17	5%	1	44,710	(85,800)
Target Company No. 18	5%	2,040,000	1,902,340	138,530
Target Company No. 19	10%	1,730,000	1,746,540	(12,730)
Target Company No. 20	30%	3,620,000	2,478,270	1,144,470
Target Company No. 21	5%	2,290,000	2,182,910	104,820
Target Company No. 22	10%	4,590,000	4,654,100	(66,490)
Total:		76,940,000	63,720,840	6,703,430

Within five (5) working days after the Agreements becoming effective upon approval of the Agreements by Qingdao Merger Center (青島產權交易所), the Company shall transmit the consideration for the acquisition of the Sale Interests into an account designated by TB Group at Qingdao Merger Center (青島產權交易所).

INFORMATION ON THE 22 TARGET COMPANIES

(1) 深圳市青島啤酒華南投資有限公司(Shenzhen Tsingtao Brewery Huanan Holding Company Limited)

Target Company No. 1 is a limited liability company incorporated in the PRC in November 2001. The registered and paid-up capital was RMB200,000,000 (approximately HK$222,222,000), which was contributed as to 95% by the Group and 5% by TB Group. Target Company No.1 is an investment holding company.

The audited net asset value as at 31 December 2007 and the audited net profit (loss) (in accordance with PRC GAAP) before and after taxation and minority interest for each of the two financial years ended 31 December 2007 of Target Company No. 1 (on a consolidated basis) are set out below:

Audited net asset value as at 31 December 2007	Audited net profit (loss) before taxation and minority interest 2006	Audited net profit (loss) after taxation and minority interest 2006	Audited net profit (loss) before taxation and minority interest 2007	Audited net profit (loss) after taxation and minority interest 2007
RMB ('million)	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*
209.59	(92.78)	(108.82)	176.26	127.24

(2) 深圳市青島啤酒華南營銷有限公司 (Shenzhen Huanan Tsingtao Brewery Sales Company Limited)

Target Company No. 2 is a limited liability company incorporated in the PRC in May 1998. The registered and paid-up capital was RMB20,000,000 (approximately HK$22,222,000), which was contributed as to 95% by the Group and 5% by TB Group. Target Company No. 2 is engaged in domestic trading of beer.

The audited net asset value as at 31 December 2007 and the audited net profit (loss) (in accordance with PRC GAAP) before and after taxation and minority interest for each of the two financial years ended 31 December 2007 of Target Company No. 2 are set out below:

Audited net asset value as at 31 December 2007	Audited net profit (loss) before taxation and minority interest 2006	Audited net profit (loss) after taxation and minority interest 2006	Audited net profit (loss) before taxation and minority interest 2007	Audited net profit (loss) after taxation and minority interest 2007
RMB ('million)	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*
486.37	101.38	100.64	184.33	124.12

(3) 青島啤酒 (哈爾濱) 有限公司 (Tsingtao Brewery (Haerbin) Company Limited)

Target Company No. 3 is a limited liability company incorporated in the PRC in December 2000. The registered and paid-up capital was RMB22,000,000 (approximately HK$24,444,000), which was contributed as to 95% by the Group and 5% by TB Group. Target Company No. 3 is engaged in manufacture and domestic trading of beer.

The audited net asset value as at 31 December 2007 and the audited net profit (loss) (in accordance with PRC GAAP) before and after taxation and minority interest for each of the two financial years ended 31 December 2007 of Target Company No. 3 are set out below:

Audited net asset value as at 31 December 2007	Audited net profit (loss) before taxation and minority interest 2006	Audited net profit (loss) after taxation and minority interest 2006	Audited net profit (loss) before taxation and minority interest 2007	Audited net profit (loss) after taxation and minority interest 2007
RMB ('million)	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*
(0.02)	(27.32)	(27.32)	(9.55)	(9.55)

(4) 青島啤酒第五有限公司 (Tsingtao Brewery (No. 5) Company Limited)

Target Company No. 4 is a limited liability company incorporated in the PRC in April 2000. The registered and paid-up capital was RMB34,610,000 (approximately HK$38,456,000), which was contributed as to 93.79% by the Group and 6.21% by TB Group. Target Company No. 4 is engaged in manufacture and domestic trading of beer.

The audited net asset value as at 31 December 2007 and the audited net profit (loss) (in accordance with PRC GAAP) before and after taxation and minority interest for each of the two financial years ended 31 December 2007 of Target Company No. 4 are set out below:

Audited net asset value as at 31 December 2007	Audited net profit (loss) before taxation and minority interest 2006	Audited net profit (loss) after taxation and minority interest 2006	Audited net profit (loss) before taxation and minority interest 2007	Audited net profit (loss) after taxation and minority interest 2007
RMB ('million)	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*
56.70	24.11	16.42	9.61	(5.94)

(5) 青島啤酒進出口有限責任公司 (Tsingtao Brewery Import/Export Company Limited)

Target Company No. 5 is a limited liability company incorporated in the PRC in May 1998. The registered and paid-up capital was RMB11,000,000 (approximately HK$12,222,000), which was contributed as to 97.73% by the Group and 2.27% by TB Group. Target Company No. 5 is engaged in import and export of beer.

The audited net asset value as at 31 December 2007 and the audited net profit (loss) (in accordance with PRC GAAP) before and after taxation and minority interest for each of the two financial years ended 31 December 2007 of Target Company No. 5 are set out below:

Audited net asset value as at 31 December 2007	**Audited net profit (loss) before taxation and minority interest 2006**	**Audited net profit (loss) after taxation and minority interest 2006**	**Audited net profit (loss) before taxation and minority interest 2007**	**Audited net profit (loss) after taxation and minority interest 2007**
RMB ('million)	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*
20.37	6.60	4.27	2.84	1.35

(6) 青島啤酒(廊坊)有限公司 (Tsingtao Brewery (Langfang) Company Limited)

Target Company No. 6 is a limited liability company incorporated in the PRC in May 2000. The registered and paid-up capital was RMB20,000,000 (approximately HK$22,222,000), which was contributed as to 95% by the Group and 5% by TB Group. Target Company No. 6 is engaged in manufacture and domestic trading of beer.

The audited net asset value as at 31 December 2007 and the audited net profit (loss) (in accordance with PRC GAAP) before and after taxation and minority interest for each of the two financial years ended 31 December 2007 of Target Company No. 6 are set out below:

Audited net asset value as at 31 December 2007	**Audited net profit (loss) before taxation and minority interest 2006**	**Audited net profit (loss) after taxation and minority interest 2006**	**Audited net profit (loss) before taxation and minority interest 2007**	**Audited net profit (loss) after taxation and minority interest 2007**
RMB ('million)	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*
(56.79)	(6.00)	(6.00)	(43.14)	(43.14)

(7) 北京青島啤酒北方銷售有限公司 (Tsingtao Brewery Beifang Sales Company Limited)

Target Company No. 7 is a limited liability company incorporated in the PRC in March 2001. The registered and paid-up capital was RMB29,980,000 (approximately HK$33,311,000), which was contributed as to 95% by the Group and 5% by TB Group. Target Company No. 7 is engaged in domestic trading of beer.

The audited net asset value as at 31 December 2007 and the audited net profit (loss) (in accordance with PRC GAAP) before and after taxation and minority interest for each of the two financial years ended 31 December 2007 of Target Company No. 7 are set out below:

Audited net asset value as at 31 December 2007 *RMB ('million)*	**Audited net profit (loss) before taxation and minority interest 2006** *RMB ('million)*	**Audited net profit (loss) after taxation and minority interest 2006** *RMB ('million)*	**Audited net profit (loss) before taxation and minority interest 2007** *RMB ('million)*	**Audited net profit (loss) after taxation and minority interest 2007** *RMB ('million)*
(73.24)	(39.70)	(39.70)	(28.23)	(28.23)

(8) 青島啤酒(黃石)有限公司 (Tsingtao Brewery (Huangshi) Company Limited)

Target Company No. 8 is a limited liability company incorporated in the PRC in July 1999. The registered and paid-up capital was RMB5,000,000 (approximately HK$5,556,000), which was contributed as to 95% by the Group and 5% by TB Group. Target Company No. 8 is engaged in manufacture and domestic trading of beer.

The audited net asset value as at 31 December 2007 and the audited net profit (loss) (in accordance with PRC GAAP) before and after taxation and minority interest for each of the two financial years ended 31 December 2007 of Target Company No. 8 are set out below:

Audited net asset value as at 31 December 2007 *RMB ('million)*	**Audited net profit (loss) before taxation and minority interest 2006** *RMB ('million)*	**Audited net profit (loss) after taxation and minority interest 2006** *RMB ('million)*	**Audited net profit (loss) before taxation and minority interest 2007** *RMB ('million)*	**Audited net profit (loss) after taxation and minority interest 2007** *RMB ('million)*
(96.01)	(17.23)	(17.23)	(1.51)	(1.51)

(9) 青島啤酒 (應城) 有限公司 (Tsingtao Brewery (Yingcheng) Company Limited)

Target Company No. 9 is a limited liability company incorporated in the PRC in September 1999. The registered and paid-up capital was RMB5,000,000 (approximately HK$5,556,000), which was contributed as to 95% by the Group and 5% by TB Group. Target Company No. 9 is engaged in manufacture and domestic trading of beer.

The audited net asset value as at 31 December 2007 and the audited net profit (loss) (in accordance with PRC GAAP) before and after taxation and minority interest for each of the two financial years ended 31 December 2007 of Target Company No. 9 are set out below:

Audited net asset value as at 31 December 2007	**Audited net profit (loss) before taxation and minority interest 2006**	**Audited net profit (loss) after taxation and minority interest 2006**	**Audited net profit (loss) before taxation and minority interest 2007**	**Audited net profit (loss) after taxation and minority interest 2007**
RMB ('million)	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*
(24.83)	(4.22)	(4.22)	(3.61)	(3.61)

(10) 青島啤酒 (興凱湖) 有限公司 (Tsingtao Brewery (Xingkaihu) Company Limited)

Target Company No. 10 is a limited liability company incorporated in the PRC in December 1998. The registered and paid-up capital was RMB20,000,000 (approximately HK$22,222,000), which was contributed as to 95% by the Group and 5% by TB Group. Target Company No. 10 is engaged in manufacture and domestic trading of beer.

The audited net asset value as at 31 December 2007 and the audited net profit (loss) (in accordance with PRC GAAP) before and after taxation and minority interest for each of the two financial years ended 31 December 2007 of Target Company No. 10 are set out below:

Audited net asset value as at 31 December 2007	**Audited net profit (loss) before taxation and minority interest 2006**	**Audited net profit (loss) after taxation and minority interest 2006**	**Audited net profit (loss) before taxation and minority interest 2007**	**Audited net profit (loss) after taxation and minority interest 2007**
RMB ('million)	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*
(66.73)	(25.61)	(25.61)	(5.68)	(5.68)

(11) 青岛啤酒 (密山) 有限公司 (Tsingtao Brewery (Mishan) Company Limited)

Target Company No. 11 is a limited liability company incorporated in the PRC in September 2000. The registered and paid-up capital was RMB20,000,000 (approximately HK$22,222,000), which was contributed as to 95% by the Group and 5% by TB Group. Target Company No. 11 is engaged in manufacture and domestic trading of beer.

The audited net asset value as at 31 December 2007 and the audited net profit (loss) (in accordance with PRC GAAP) before and after taxation and minority interest for each of the two financial years ended 31 December 2007 of Target Company No. 11 are set out below:

Audited net asset value as at 31 December 2007	**Audited net profit (loss) before taxation and minority interest 2006**	**Audited net profit (loss) after taxation and minority interest 2006**	**Audited net profit (loss) before taxation and minority interest 2007**	**Audited net profit (loss) after taxation and minority interest 2007**
RMB ('million)	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*
(5.86)	11.33	11.33	2.00	2.00

(12) 青岛翔宏商务有限公司 (Tsingtao Xianghong Shangwu Company)

Target Company No. 12 is a limited liability company incorporated in the PRC in March 2002. The registered and paid-up capital was RMB6,000,000 (approximately HK$6,667,000), which was contributed as to 95% by the Group and 5% by TB Group. Target Company No. 12 is engaged in domestic trading.

The audited net asset value as at 31 December 2007 and the audited net profit (loss) (in accordance with PRC GAAP) before and after taxation and minority interest for each of the two financial years ended 31 December 2007 of Target Company No. 12 are set out below:

Audited net asset value as at 31 December 2007	**Audited net profit (loss) before taxation and minority interest 2006**	**Audited net profit (loss) after taxation and minority interest 2006**	**Audited net profit (loss) before taxation and minority interest 2007**	**Audited net profit (loss) after taxation and minority interest 2007**
RMB ('million)	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*
0.98	(0.97)	(1.00)	0.11	0.11

(13) 青島啤酒(重慶)有限公司 (Tsingtao Brewery (Chongqing) Company Limited)

Target Company No. 13 is a limited liability company incorporated in the PRC in December 2000. The registered and paid-up capital was RMB7,000,000 (approximately HK$7,778,000), which was contributed as to 95% by the Group and 5% by TB Group. Target Company No. 13 is engaged in manufacture and domestic trading of beer.

The audited net asset value as at 31 December 2007 and the audited net profit (loss) (in accordance with PRC GAAP) before and after taxation and minority interest for each of the two financial years ended 31 December 2007 of Target Company No. 13 are set out below:

Audited net asset value as at 31 December 2007	**Audited net profit (loss) before and after taxation and minority interest 2006**	**Audited net profit (loss) after taxation and minority interest 2006**	**Audited net profit (loss) before and after taxation and minority interest 2007**	**Audited net profit (loss) after taxation and minority interest 2007**
RMB ('million)	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*
(44.01)	(1.39)	(1.39)	0.36	0.36

(14) 青島啤酒(蕪湖)有限公司 (Tsingtao Brewery (Wuhu) Company Limited)

Target Company No. 14 is a limited liability company incorporated in the PRC in December 1999. The registered and paid-up capital was RMB20,000,000 (approximately HK$22,222,000), which was contributed as to 90% by the Group and 10% by TB Group. Target Company No. 14 is engaged in manufacture and domestic trading of beer.

The audited net asset value as at 31 December 2007 and the audited net profit (loss) (in accordance with PRC GAAP) before and after taxation and minority interest for each of the two financial years ended 31 December 2007 of Target Company No. 14 are set out below:

Audited net asset value as at 31 December 2007	**Audited net profit (loss) before taxation and minority interest 2006**	**Audited net profit (loss) after taxation and minority interest 2006**	**Audited net profit (loss) before taxation and minority interest 2007**	**Audited net profit (loss) after taxation and minority interest 2007**
RMB ('million)	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*
(81.63)	(41.25)	(41.25)	(12.98)	(12.98)

(15) 上海青島啤酒華東(控股)有限公司 (Tsingtao Brewery Huadong Holding Company Limited)

Target Company No. 15 is a limited liability company incorporated in the PRC in December 1999. The registered and paid-up capital was RMB100,000,000 (approximately HK$111,111,000), which was contributed as to 95% by the Group and 5% by TB Group. Target Company No. 15 is an investment holding company.

The audited net asset value as at 31 December 2007 and the audited net profit (loss) (in accordance with PRC GAAP) before and after taxation and minority interest for each of the two financial years ended 31 December 2007 of Target Company No. 15 (on a consolidated basis) are set out below:

Audited net asset value as at 31 December 2007	Audited net profit (loss) before and after taxation and minority interest 2006	Audited net profit (loss) after taxation and minority interest 2006	Audited net profit (loss) before and after taxation and minority interest 2007	Audited net profit (loss) after taxation and minority interest 2007
RMB ('million)	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*
(239.25)	(46.00)	(51.17)	(33.04)	(38.71)

(16) 青島啤酒上海有限公司 (Tsingtao Brewery (Shanghai) Company Limited)

Target Company No. 16 is a limited liability company incorporated in the PRC in October 1999. The registered and paid-up capital was RMB50,000,000 (approximately HK$55,556,000), which was contributed as to 95% by the Group and 5% by TB Group. Target Company No. 16 is engaged in manufacture and domestic trading of beer.

The audited net asset value as at 31 December 2007 and the audited net profit (loss) (in accordance with PRC GAAP) before and after taxation and minority interest for each of the two financial years ended 31 December 2007 of Target Company No. 16 are set out below:

Audited net asset value as at 31 December 2007	Audited net profit (loss) before taxation and minority interest 2006	Audited net profit (loss) after taxation and minority interest 2006	Audited net profit (loss) before taxation and minority interest 2007	Audited net profit (loss) after taxation and minority interest 2007
RMB ('million)	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*
30	(1.86)	(1.86)	(1.02)	(1.02)

(17) 青岛啤酒 (台州) 有限公司 (Tsingtao Brewery (Taizhou) Company Limited)

Target Company No. 17 is a limited liability company incorporated in the PRC in December 2000. The registered and paid-up capital was RMB10,000,000 (approximately HK$11,111,000), which was contributed as to 95% by the Group and 5% by TB Group. Target Company No. 17 is engaged in manufacture and domestic trading of beer.

The audited net asset value as at 31 December 2007 and the audited net profit (loss) (in accordance with PRC GAAP) before and after taxation and minority interest for each of the two financial years ended 31 December 2007 of Target Company No. 17 are set out below:

Audited net asset value as at 31 December 2007	Audited net profit (loss) before taxation and minority interest 2006	Audited net profit (loss) after taxation and minority interest 2006	Audited net profit (loss) before taxation and minority interest 2007	Audited net profit (loss) after taxation and minority interest 2007
RMB ('million)	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*
(17.94)	(4.31)	(4.31)	(7.98)	(7.98)

(18) 青岛啤酒 (宿迁) 有限公司 (Tsingtao Brewery (Suqian) Company Limited)

Target Company No. 18 is a limited liability company incorporated in the PRC in March 2001. The registered and paid-up capital was RMB10,000,000 (approximately HK$11,111,000), which was contributed as to 95% by the Group and 5% by TB Group. Target Company No. 18 is engaged in manufacture and domestic trading of beer.

The audited net asset value as at 31 December 2007 and the audited net profit (loss) (in accordance with PRC GAAP) before and after taxation and minority interest for each of the two financial years ended 31 December 2007 of Target Company No. 18 are set out below:

Audited net asset value as at 31 December 2007	Audited net profit (loss) before taxation and minority interest 2006	Audited net profit (loss) after taxation and minority interest 2006	Audited net profit (loss) before taxation and minority interest 2007	Audited net profit (loss) after taxation and minority interest 2007
RMB ('million)	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*
7.99	0.12	(0.09)	2.60	2.45

(19) 青岛啤酒 (平原) 有限公司 (Tsingtao Brewery (Pingyuan) Company Limited)

Target Company No. 19 is a limited liability company incorporated in the PRC in May 1998. The registered and paid-up capital was RMB5,000,000 (approximately HK$5,556,000), which was contributed as to 90% by the Group and 10% by TB Group. Target Company No. 19 is engaged in manufacture and domestic trading of beer.

The audited net asset value as at 31 December 2007 and the audited net profit (loss) (in accordance with PRC GAAP) before and after taxation and minority interest for each of the two financial years ended 31 December 2007 of Target Company No. 19 are set out below:

Audited net asset value as at 31 December 2007	Audited net profit (loss) before taxation and minority interest 2006	Audited net profit (loss) after taxation and minority interest 2006	Audited net profit (loss) before taxation and minority interest 2007	Audited net profit (loss) after taxation and minority interest 2007
RMB ('million)	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*
1.33	0.035	0.035	(4.45)	(4.45)

(20) 青岛啤酒 (潍坊) 有限公司 (Tsingtao Brewery (Weifang) Company Limited)

Target Company No. 20 is a limited liability company incorporated in the PRC in January 2000. The registered and paid-up capital was RMB5,000,000 (approximately HK$5,556,000), which was contributed as to 70% by the Group and 30% by TB Group. Target Company No. 20 is engaged in manufacture and domestic trading of beer.

The audited net asset value as at 31 December 2007 and the audited net profit (loss) (in accordance with PRC GAAP) before and after taxation and minority interest for each of the two financial years ended 31 December 2007 of Target Company No. 20 are set out below:

Audited net asset value as at 31 December 2007	Audited net profit (loss) before taxation and minority interest 2006	Audited net profit (loss) after taxation and minority interest 2006	Audited net profit (loss) before taxation and minority interest 2007	Audited net profit (loss) after taxation and minority interest 2007
RMB ('million)	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*
(23.43)	(5.38)	(5.38)	2.45	2.45

(21) 青岛啤酒(滕州)有限公司 (Tsingtao Brewery (Tengzhou) Company Limited)

Target Company No. 21 is a limited liability company incorporated in the PRC in December 1999. The registered and paid-up capital was RMB15,000,000 (approximately HK$16,667,000), which was contributed as to 95% by the Group and 5% by TB Group. Target Company No. 21 is engaged in manufacture and domestic trading of beer.

The audited net asset value as at 31 December 2007 and the audited net profit (loss) (in accordance with PRC GAAP) before and after taxation and minority interest for each of the two financial years ended 31 December 2007 of Target Company No. 21 are set out below:

Audited net asset value as at 31 December 2007	**Audited net profit (loss) before taxation and minority interest 2006**	**Audited net profit (loss) after taxation and minority interest 2006**	**Audited net profit (loss) before taxation and minority interest 2007**	**Audited net profit (loss) after taxation and minority interest 2007**
RMB ('million)	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*
(20.14)	0.10	0.05	0.16	0.73

(22) 青岛啤酒(菏泽)有限公司 (Tsingtao Brewery (Heze) Company Limited)

Target Company No. 22 is a limited liability company incorporated in the PRC in March 1998. The registered and paid-up capital was RMB10,000,000 (approximately HK$11,111,000), which was contributed as to 90% by the Group and 10% by TB Group. Target Company No. 22 is engaged in manufacture and domestic trading of beer.

The audited net asset value as at 31 December 2007 and the audited net profit (loss) (in accordance with PRC GAAP) before and after taxation and minority interest for each of the two financial years ended 31 December 2007 of Target Company No. 22 are set out below:

Audited net asset value as at 31 December 2007	**Audited net profit (loss) before taxation and minority interest 2006**	**Audited net profit (loss) after taxation and minority interest 2006**	**Audited net profit (loss) before taxation and minority interest 2007**	**Audited net profit (loss) after taxation and minority interest 2007**
RMB ('million)	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*
(50.45)	(1.49)	(1.40)	(10.37)	(10.37)

ACQUISITIONS OF OTHER EQUITY INTERESTS FROM TB GROUP WITHIN 12 MONTHS

The Company has also entered into four equity transfer agreements (the "Other Agreement(s)") for the acquisition of the remaining interests in its two other non-wholly owned subsidiaries and 100% interests in two of TB Group's wholly owned subsidiaries from TB Group within the preceding 12 months, which are required to be aggregated with the Agreements pursuant to Rule 14A.25 of the Listing Rules:

Name of companies	Percentage of equity interest in the relevant company held by TB Group to be transferred to the Company	Consideration (RMB)	Date of equity transfer agreement
青島啤酒(日照)有限公司 (Tsingtao Brewery (Rizhao) Company Limited) ("Target Company No. 23")	5%	7,740,000	28 January 2008
青島啤酒(徐州)彭城有限公司 (Tsingtao Brewery (Xuzhou) Pengcheng Company Limited) ("Target Company No. 24")	10%	10,370,000	28 January 2008
青島啤酒工程有限公司 (Tsingtao Brewery Engineering Company Limited) ("Target Company No. 25")	100%	2,490,000	29 December 2007
青島啤酒文化傳播有限公司 (Tsingtao Brewery Cultural Communication Company Limited) ("Target Company No. 26")	100%	5,290,000	10 November 2007

Information on Target Company No. 23

Target Company No. 23 is a limited liability company incorporated in the PRC in September 1997. The registered and paid-up capital was RMB10,000,000 (approximately HK$11,111,000), which was contributed as to 95% by the Group and 5% interest by TB Group, before the said 5% was transferred by TB Group to the Company in January 2008. Target Company is engaged in manufacture and domestic trading of beer.

The audited net asset value as at 31 December 2007 and the audited net profit (loss) (in accordance with PRC GAAP) before and after taxation and minority interest for each of the two financial years ended 31 December 2007 of Target Company No. 23 are set out below:

Audited net asset value as at 31 December 2007	Audited net profit (loss) before taxation and minority interest 2006	Audited net profit (loss) after taxation and minority interest 2006	Audited net profit (loss) before taxation and minority interest 2007	Audited net profit (loss) after taxation and minority interest 2007
RMB ('million)	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*
54.39	4.324	3.189	5.21	3.39

Information on Target Company No. 24

Target Company No. 24 is a limited liability company incorporated in the PRC in May 2000. The registered and paid-up capital was RMB5,000,000 (approximately HK$5,556,000), which was contributed as to 90% by the Group and 10% by TB Group, before the said 10% interest was transferred by TB Group to the Company in January 2008. Target Company No. 24 is engaged in manufacture and domestic trading of beer.

The audited net asset value as at 31 December 2007 and the audited net profit (loss) (in accordance with PRC GAAP) before and after taxation and minority interest for each of the two financial years ended 31 December 2007 of Target Company No. 24 are set out below:

Audited net asset value as at 31 December 2007	Audited net profit (loss) before taxation and minority interest 2006	Audited net profit (loss) after taxation and minority interest 2006	Audited net profit (loss) before taxation and minority interest 2007	Audited net profit (loss) after taxation and minority interest 2007
RMB ('million)	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*	*RMB ('million)*
37.07	5.299	3.368	7.09	9.2

Information on Target Company No. 25

Target Company No. 25 is a limited liability company incorporated in the PRC in September 1999. The registered and paid-up capital was RMB8,000,000 (approximately HK$8,889,000). Target Company No. 25 is engaged in installation of industrial equipment and electrical appliances, manufacture and installation of equipment for breweries.

The audited net asset value as at 31 December 2006 and the audited net profit (loss) (in accordance with PRC GAAP) before and after taxation and minority interest for each of the two financial years ended 31 December 2006 of Target Company No. 25 are set out below:

Audited net asset value as at 31 December 2006 *RMB ('million)*	**Audited net profit (loss) before taxation and minority interest 2005** *RMB ('million)*	**Audited net profit (loss) after taxation and minority interest 2005** *RMB ('million)*	**Audited net profit (loss) before taxation and minority interest 2006** *RMB ('million)*	**Audited net profit (loss) after taxation and minority interest 2006** *RMB ('million)*
28.26	2.36	1.74	2.92	1.83

Information on Target Company No. 26

Target Company No.26 is a limited liability company incorporated in the PRC in June 1997. The registered and paid-up capital was RMB3,500,000 (approximately HK$3,889,000). Target Company No. 26 is engaged in domestic advertisement and Tsingtao Brewery Museum sightseeing services.

The audited net asset value as at 31 December 2006 and the audited net profit (loss) (in accordance with PRC GAAP) before and after taxation and minority interest for each of the two financial years ended 31 December 2006 of Target Company No. 26 are set out below:

Audited net asset value as at 31 December 2006 *RMB ('million)*	**Audited net profit (loss) before taxation and minority interest 2005** *RMB ('million)*	**Audited net profit (loss) after taxation and minority interest 2005** *RMB ('million)*	**Audited net profit (loss) before taxation and minority interest 2006** *RMB ('million)*	**Audited net profit (loss) after taxation and minority interest 2006** *RMB ('million)*
4.43	0.67	0.40	2.01	1.32

REASONS FOR ENTERING INTO THE TRANSACTIONS

All the 22 Target Companies are currently subsidiaries of the Company and their financial statements are, and will after the Group's acquisition of the Sale Interests continue to be, consolidated into the financial statements of the Group. Target Company No. 23, Target Company No. 24, Target Company No. 25 and Target Company No. 26 have already been consolidated into the financial statements of the Group upon completion of the Other Agreements.

The board of Directors consider that the entering into the Agreements will simplify the shareholding structure of the Group, enhancing the management and integrate the operation of the 22 Target Companies, which is in line with the Group's business strategy.

The Directors (including the independent non-executive Directors) consider that the terms of the Agreements, including the consideration for the acquisition of the Sale Interests, are on normal commercial terms and are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

LISTING RULES IMPLICATION

TB Group is a substantial shareholder of the Company and is therefore a connected person of the Company. Each of the Agreements and the Other Agreements constitutes a connected transaction for the Company under the Listing Rules.

Each of the applicable percentage ratios (other than the profits ratio) as defined in Rule 14A.10 of the Listing Rules in respect of each of the Other Agreements is less than 0.1%, except that, in respect of the acquisition of 10% interest in Target Company No. 24, the consideration ratio is less than 0.1%, and each of the total assets ratio and the revenue ratio as defined in Rule 14A.10 of the Listing Rules is approximately 0.13%. Therefore, the acquisition of 10% interest in Target Company No. 24 is subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules, but exempt from the independent shareholders' approval requirement under Rule 14A.34 of the Listing Rules.

Each of the Agreements and the Other Agreements are required to be aggregated under Rule 14A.25 of the Listing Rules. As each of the applicable percentage ratios (other than the profits ratio) as defined in Rule 14A.10 of the Listing Rules is more than 0.1% but less than 2.5% in respect of the Transactions, the Transactions are subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules, but exempt from the independent shareholders' approval requirement under Rule 14A.34 of the Listing Rules.

Other than the Transactions as described in this announcement, the Company has no prior transaction with the TB Group and/or its associates which would be required to be aggregated with the Transactions under Rule 14A.25 of the Listing Rules.

Details of the Agreements will be included in the next published annual report and accounts of the Company in accordance with Rule 14A.45 of the Listing Rules.

GENERAL

The Group is engaged in brewery and sales of beer, and other related business.

TB Group is engaged in managing and operating state-owned assets.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below, unless the context otherwise requires:

"Agreements"	the 22 equity transfer agreements dated 26 May 2008 and entered into between the Company and TB Group for the transfer of the Sale Interests from TB Group to the Company
"Company"	Tsingtao Brewery Company Limited, a sino-foreign joint stock limited company established in the PRC
"connected person(s) and associate(s)"	has the meaning ascribed to it in the Listing Rules
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	the People's Republic of China
"PRC GAAP"	generally accepted accounting principles in the PRC
"RMB"	Renminbi, the lawful currency of the PRC
"Sale Interest(s)"	the relevant equity interest(s) of each of the 22 Target Companies held by TB Group to be transferred to the Company pursuant to the Agreements
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"22 Target Companies"	(1) 深圳市青島啤酒華南投資有限公司 (Shenzhen Tsingtao Brewery Huanan Holding Company Limited) ("Target Company No. 1"); (2) 深圳市青島啤酒華南營銷有限公司 (Shenzhen Huanan Tsingtao Brewery Sales Company Limited) ("Target Company No. 2"); (3) 青島啤酒（哈爾濱）有限公司 (Tsingtao Brewery (Haerbin) Company Limited) ("Target Company No. 3");

(4) 青島啤酒第五有限公司 (Tsingtao Brewery (No.5) Company Limited) ("Target Company No. 4");

(5) 青島啤酒進出口有限責任公司 (Tsingtao Brewery Import/ Export Company Limited) ("Target Company No. 5");

(6) 青島啤酒(廊坊)有限公司 (Tsingtao Brewery (Langfang) Company Limited) ("Target Company No. 6");

(7) 北京青島啤酒北方銷售有限公司 (Tsingtao Brewery Beifang Sales Company Limited) ("Target Company No. 7");

(8) 青島啤酒(黄石)有限公司 (Tsingtao Brewery (Huangshi) Company Limited) ("Target Company No. 8");

(9) 青島啤酒(應城)有限公司 (Tsingtao Brewery (Yingcheng) Company Limited) ("Target Company No. 9");

(10) 青島啤酒(興凱湖)有限公司 (Tsingtao Brewery (Xingkaihu) Company Limited)("Target Company No. 10");

(11) 青島啤酒(密山)有限公司 (Tsingtao Brewery (Mishan) Company Limited)("Target Company No. 11");

(12) 青島翔宏商務有限公司 (Tsingtao Xianghong Shangwu Company) ("Target Company No. 12");

(13) 青島啤酒(重慶)有限公司 (Tsingtao Brewery (Chongqing) Company Limited) ("Target Company No. 13");

(14) 青島啤酒(蕪湖)有限公司 (Tsingtao Brewery (Wuhu) Company Limited) ("Target Company No. 14");

(15) 上海青島啤酒華東(控股)有限公司 (Tsingtao Brewery Huadong Holding Company Limited) ("Target Company No. 15");

(16) 青島啤酒上海有限公司 (Tsingtao Brewery (Shanghai) Company Limited) ("Target Company No. 16");

(17) 青島啤酒(台州)有限公司 (Tsingtao Brewery (Taizhou) Company Limited) ("Target Company No. 17");

(18) 青島啤酒(宿遷)有限公司 (Tsingtao Brewery (Suqian) Company Limited) ("Target Company No. 18");

	(19) 青島啤酒(平原)有限公司 (Tsingtao Brewery (Pingyuan) Company Limited) ("Target Company No. 19");
	(20) 青島啤酒(濰坊)有限公司 (Tsingtao Brewery (Weifang) Company Limited) ("Target Company No. 20");
	(21) 青島啤酒(滕州)有限公司 (Tsingtao Brewery (Tengzhou) Company Limited) ("Target Company No. 21"); and
	(22) 青島啤酒(菏澤)有限公司 (Tsingtao Brewery (Heze) Company Limited) ("Target Company No. 22")
"TB Group"	青島啤酒集團有限公司 (Tsingtao Brewery Group Company Limited), a limited liability company established in the PRC, which is substantial shareholder of the Company
"Transactions"	the transactions contemplated under the Agreements and the Other Agreements

Unless otherwise stated, all reference in this announcement to HK$ are for information only and are reference to Hong Kong Dollars based on an approximate exchange rate of HK$1.00 to RMB0.90.

By order of the board of Directors
Tsingtao Brewery Company Limited
Yuan Lu
Company Secretary

Qingdao, the People's Republic of China
26 May 2008

Directors of Tsingtao Brewery Company Limited as at the date hereof:

Executive Directors:	*Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*
Non-executive Directors:	*Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM*
Independent Directors:	*Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok*

END